UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way Holytown, Motherwell, ML1 4WR Scotland, United Kingdom +44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

TC BIOPHARM (HOLDINGS) PLC

EXPLANATORY NOTE

TC Biopharm (Holdings) PLC (the “Company”) previously issued warrants (the “Warrants”) to purchase an aggregate of 15,798,620 American Depositary Shares (“ADS”), each ADS representing 1 ordinary share, in connection with its initial public offering that was completed on February 10, 2022. On May 25, 2022, the Company announced that it has entered into an underwriting agreement with EF Hutton, a division of Benchmark Investments, LLC, for the sale of an aggregate of 10,000,000 ADS for an aggregate purchase price of $4,000,000 (the “Offering”). Under the terms of the warrant certificate included in the warrant agreement for the Warrants, if the Company at any time while the Warrants are outstanding, enters into an agreement to sell any ADSs, at an effective price per share less than the Exercise Price then in effect, then simultaneously with the consummation of such issuance of the ADSs the Exercise Price shall be reduced to equal the price per share in such offering provided the exercise price shall not be less than $0.50. As such, upon the consummation of the Offering, the exercise price of the Warrants shall be reduced to equal $0.50.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: June 3, 2022

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